ITEM 77C: Mergers

            Morgan Stanley Next Generation Trust

     On December 16, 2003, a Special Meeting of Shareholders of Morgan Stanley Next Generation Trust ("Next Generation") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Next Generation and Morgan Stanley Developing Growth Securities Trust ("Developing Growth"), pursuant to which substantially all of the assets of Next Generation would be combined with those of Developing Growth and shareholders of Next Generation would become shareholders of Developing Growth receiving shares of Developing Growth with a value equal to the value of their holdings in Next Generation. On July 31, 2003 the Board of Trustees unanimously approved the
Reorganization Agreement, and on December 16, 2003 the Reorganization Agreement was approved by the affirmative vote of a majority of the shareholders of Next Generation present in person or represented by proxy and entitled to vote at the meeting.

      On  December 16, 2003, the Reorganization Plan between
Next   Generation  and  Developing  Growth   was   completed
according  to  the  terms  set  forth  above  and   in   the
Reorganization Agreement.

For:     1,545,319.432              Against:     105,032.788
Abstain:  114,542.662